

BRYANT KIRK
President

CAPACUITY®
A change in perspective changes everything.

March 23, 2021

Securities and Exchange Commission
Division of Foreign Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Dear Sir/Madam,

Enclosed please find the Annual Audited Report and the Exemption Report for CapAcuity Securities, Inc. for the year 2020. Please call if you have any questions regarding the reports.

Thank you.

Sincerely,

Bryant Kirk
President
CapAcuity Securities, Inc.

Enclosures

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPACUITY SECURITIES, INC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

300 INTERNATIONAL PARKWAY, #350

(No. and Street)

LAKE MARY	FL	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS HOPKINS   (603-216-8933)

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK & OSWALD, LLC

(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIR, STE B20	BETHLEHEM	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Bryant W. Kirk , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPACUITY SECURITIES, INC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Evelyn J. Velez
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG215959
Expires 5/9/2022

Notary Public

_____
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss) or, if there is another comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 25c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portion of this filing, see section 240.17a-5(e)(3).

CAPACUITY SECURITIES, INC.

CONTENTS

Supplementary Information

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of CapAcuity Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CapAcuity Securities, Inc. as of December 31, 2020, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CapAcuity Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CapAcuity Securities, Inc.'s management. Our responsibility is to express an opinion on CapAcuity Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CapAcuity Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1, Computation for Determination or Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3- 3 has been subjected to audit procedures performed in conjunction with the audit of CapAcuity Securities, Inc.'s financial statements. The supplemental information is the responsibility of CapAcuity Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1, Computation for Determination or Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

We have served as CapAcuity Securities, Inc.'s auditor since 2016.

Bethlehem, PA

March 11, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

CAPACUITY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	137,752
Accounts Receivable		429,247
Prepaid expenses		19,235
Total assets	$	586,234

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Commission Payable	$	56,704
Accounts Payable		9,863
Due to Related Parties		501
Total liabilities	$	67,068
Shareholder's equity:		
Common stock, $0.20 par value; 5,000 shares authorized;		
5,000 shares issued and outstanding	$	1,000
Capital in excess of par value		108,400
Retained earnings		409,766
Total shareholders' equity	$	519,166
Total liabilities and shareholder's equity	$	586,234

See Accompanying Notes

CAPACUITY SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

Revenues:		
Commission income	$	3,907,149
Administrative Fees		247,985
Mutual fund revenue		9,086
Other Income		15,402
Total revenues		4,179,622
Expenses:		
Commission expense		1,114,151
Compensation		781,707
Professional fees		89,861
General and administrative		64,330
Rent and occupancy costs		59,342
Technology		24,050
Regulatory fees and expenses		23,171
Travel and entertainment		22,038
Total expenses		2,178,650
Net income	$	2,000,972

See Accompanying Notes

CAPACUITY SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'SEQUITY
YEAR ENDED DECEMBER 31,2020

	Common Stock	Capital in excess of par value	Retained Earnings	Total Shareholder's Equity
Balance, January 1, 2020	$ 1,000	$ 108,400	$ 373,794	$ 483,194
Shareholder Distributions			(1,965,000)	(1,965,000)
Net Income			2,000,972	2,000,972
Balance, December 31, 2020	$ 1,000	$ 108,400	$ 409,766	$ 519,166

See Accompanying Notes

CAPACUITY SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net income	$ 2,000,972
Adjustments to reconcile net income to net cash provided by	
operating activities:	
Accounts Receivable	(80,204)
Prepaid expenses	(3,457)
Commissions Payable	(83,930)
Due to related parties	(1,041)
Accounts Payable	5,341
Total Adjustments to reconcile Net Income to Net Cash provided by operations	(163,291)
Net cash provided by operating activities	1,837,681
Cash flows from financing activities:	
Shareholder Distributions	(1,965,000)
Net cash used by financing activities	(1,965,000)
Net decrease in cash	(127,319)
Cash, beginning of year	265,071
Cash, end of year	$ 137,752
Supplemental cash flow disclosures:	
Cash paid for income taxes	$ -
Cash paid for interest	$ -

See Accompanying Notes

Notes to Financial Statements

NOTE 1 NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>**Business Entity and Nature of Operations**</u>

CapAcuity Securities, Inc. (the Company), formerly Johnson Securities, Inc., is a registered broker/dealer operating since 1984. The Company operates within the exemptive provisions of Rule 15c3-3 pursuant to the provisions of subparagraph k(1) thereof. When acting as a broker/dealer, its marketing and sales activities are devoted primarily to private placement variable life insurance and mutual funds used as funding vehicles for corporate sponsored executive retirement programs. The Company target clients for these products and services are publicly held corporations and large private companies. The Company marketing and sales activities are conducted on a nation-wide basis.

The Company is a wholly owned subsidiary of CapAcuity Financial, Inc., which purchased Johnson Securities, Inc on December 26, 2018 and subsequently changed the name of the Company to CapAcuity Securities, Inc.

<u>**Recently Issued Accounting Pronouncement**</u>

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13 - Current Expected Credit Losses which replaces the current incurred loss model used to measure impairment loss with an expected loss model for trade and other receivables. The Company adopted the standard during 2020, under the modified retrospective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

Notes to Financial Statements

NOTE 1 **Nature of the Business and Summary of Significant Accounting Policies (Continued)**

A summary of the Company's significant accounting policies follows:

Revenue From Contracts With Customers

Commissions. The Company receives insurance product transactions (and related commission revenue and expenses, if applicable) which are recorded when received. Commissions are accrued for new business when the underwriters notify the Company that related premiums were collected and accrued for trails based on the transaction date per the carrier statement. Any adjustments to commissions, which may result from cancellations or other adjustments are recorded in the period the underwriters notify the Company.

Administrative service fees. The Company receives sales distribution and service fees that are related to marketing and policy administrative services performed for the Insurance Carriers. This revenue is recognized over the period that the services are performed.

Mutual fund revenue. The Company receives mutual fund revenue based upon a percentage of the asset values of mutual funds managed or on a fixed fee and is recognized when received.

Other Income. The Company receives affiliation fees for insurance coverage including E&O, Bond coverage, FINRA related fees and state registration fees provided to the registered representatives associated with the Company.

Notes to Financial Statements

NOTE 1   **Nature of the Business and Summary of Significant Accounting Policies (Continued)**

Cash

Cash includes interest-earning deposits and are held at financial institutions that may exceed federally insured limits. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to cash balances held in these financial institutions.

Receivables

Receivables are primarily for commissions due from insurance carriers. These receivables are collected within the following month and require no allowance for credit losses.

Income Taxes

The Company is a qualified subchapter S subsidiary "Q-Sub" under applicable provisions of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

In accordance with accounting standards relating to accounting for uncertainty in income taxes, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company is no longer subject to Federal, State or Local tax examinations for years prior to 2016.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Notes to Financial Statements

NOTE 1 **Nature of the Business and Summary of Significant Accounting Policies (Continued)**

Management's Review of Subsequent Events
The Company has evaluated all events subsequent to the balance sheet date of December 31, 2020 through March 11, 2021, which is the date the financial statements were available to be issued.

Note 2 **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's net capital rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Essentially, net capital is defined as shareholder's equity plus subordinated liabilities less certain deductions for assets that are not readily convertible into cash.

The Company's ratio of aggregate indebtedness to net capital, as defined, at December 31, 2020 was 0.53 to 1.

At December 31, 2020, the Company had net capital, as defined, of $127,138 and excess net capital of $122,138.

Note 3 **EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3**

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

Notes to Financial Statements

Note 4   **Risk and Uncertainties**

The COVID-19 Pandemic developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activities. At this stage, the impact on our business has not been significant and based on our experience to date we expect this to remain the case. We will continue to follow the various government policies and advice and, in parallel, we will continue our operations in the best and safest way possible.

Note 5   **Related-Party Transactions**

On March 1, 2019, the Company entered into an expense sharing arrangement with Capacuity Consulting, LLC (Capacuity Consulting), a Florida limited liability company. Under the expense sharing agreement, Capacuity Consulting permits the Company to market and distribute its products and services from Capacuity Consulting's facilities used in conjunction with the Capacuity Consulting's business, subject to reimbursement of the expenses associated with such use. Such expenses include but are not limited to the following: rent, office supplies, telephone, postage, technology support. Capacuity Consulting also provides the Company with professional support services as it may require to conduct and administer its operations including but not limited to: executive, administrative, accounting, clerical, legal and sales services; and act as paymaster to those personnel employed by Capacuity Consulting and providing services to the Company. The term of this agreement is one year and is renewable for successive one-year terms unless terminated by either party upon written agreement with Capacuity Consulting. During 2020, the Company incurred $911,049 in expenses related to its cost sharing agreement with Capacuity Consulting. The expenses are included in various expense items in the accompanying statement of operations.

As of December 31, 2020, the Company owed $501 to Capacuity Financial, Inc.

CAPACUITY SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION
SUPPLEMENTARY INFORMATION AS OF DECEMBER 31,2020

Line*	Computation of Net Capital		
1	Total ownership equity from Statement of Financial Condition	$	519,166
5	Total capital and allowable subordinated Liabilities		519,166
6	Deductions and/or charges: A. Total non-allowable assets		(392,028)
8	Net capital before haircuts on securities positions		127,138
10	Net capital	$	127,138

Computation of Net Capital Requirement

11	Minimum net capital required (6 2/3% of aggregate indebtedness)	$	4,471
12	Minimum dollar net capital requirement reporting broker or dealer	$	5,000
13	Net capital requirement	$	5,000
14	Excess net capital	$	122,138
15	Net capital less greater of 10% of aggregate indebtedness or 120% of line 12	$	120,432

Computation of Aggregate Indebtedness

16	Total A.I. liabilities from Statement of Financial Condition	$	67,068
19	Total aggregate indebtedness	$	67,068
20	Percentage of aggregate indebtedness to net capital		53%

*Line references are to FOCUS report, Part IIA

There were no material differences between the computations of Net Capital computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2020.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of CapAcuity Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CapAcuity Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CapAcuity Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) CapAcuity Securities, Inc. stated that CapAcuity Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CapAcuity Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CapAcuity Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, PA

March 11, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

CAPACUITY SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION
SUPPLEMENTARY INFORMATION AS OF DECEMBER 31,2020

<u>EXEMPTION REPORT</u>

CapAcuity Securities, Inc. is a registered broker-dealer subject to
Rule 17a-5 promulgated by the Securities and Exchange Commission (17
C.F.R. §240.17a-5, "Reports to be made by certain brokers and
dealers"). This Exemption Report was prepared as required by 17
C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and
belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. §
        240.15c3-3 under the exemptive provisions of 17 C.F.R. §
        240.15c3-3(K)(1)

(2)   The Company met the identified exemptive provisions in 17
        C.F.R. § 240.15c3-3(K)(1) throughout the year ended
        December 31, 2020 without exception.

CapAcuity Securities, Inc.

I, Bryant Kirk, affirm to the best of my knowledge and belief, this
exemption report is true and correct.

_____
Bryant Kirk
Chief Operating Officer

February 2, 2021